Exhibit 99.1 Corporate Communications

CNH Industrial announces the early repayment of GBP 600,000,000 commercial paper under the Joint HM Treasury and Bank of England’s Covid Corporate Financing Facility (CCFF)

London, December 16, 2020

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces that on December 16th it repaid in advance the whole GBP 600 million commercial paper issued in April 2020 through the Joint HM Treasury and Bank of England’s Covid Corporate Financing Facility (CCFF). The CCFF was one of the measures designed to support businesses through the uncertain economic environment caused by Covid-19. The Company decided for the early repayment of this facility in light of the improvement in its operating and financial performance through the third quarter 2020, as well as on the back of continued access to funding on the market, including recent issuance of bonds in EUR and USD.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com

CNH Industrial N.V. 25 St James’s Street London, SW1A 1HA United Kingdom